Exhibit 99.1

Lausanne, 26 February 2021

Invitation to the Extraordinary Shareholders' Meeting

Date:	Wednesday, 31 March 2021 | 2:00 PM Central European Time
Place:	EPFL Innovation Park, Building B | 1015 Lausanne | Switzerland

I.	Foreword	2

II.	Agenda	4

1.	Election of new Director	4
2.	Amendments of the Articles of Association	4

III.	Organizational Notes (including measures due to Covid-19)	6

1.	Coronavirus Restrictions	6
2.	Eligibility to Vote	6
3.	Invitation and Ancillary Material	6
4.	Voting (Instructions to Independent Proxy)	6

IV.	Legal Notice	7

V.	Frequently Asked Questions (FAQ)	8

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm

I. Letter to the Shareholders

Dear Shareholder,

The Board of Directors has decided to call an extraordinary shareholders' meeting and to ask you to approve (i) the election of Dr. Alan Colowick as new member of the Board of Directors for a term until the end of the next Annual General Meeting and (ii) certain amendments to AC Immune SA's articles of association ("Articles of Association"), set out under agenda item 2 below, in order to (1) implement a compensation system that corresponds to a compensation framework in line with Swiss market practice and (2) have a possibility to meet nationality/residency requirements of the Board of Directors, if necessary.

Election of Alan Colowick as member of the Board of Directors

The Board of Directors proposes that you elect Alan Colowick as member of the Board of Directors for a term until the end of the next Annual General Meeting.

Dr. Alan Burton Colowick, MD, MPH brings more than 20 years of industry experience in large biotech and emerging biotech companies, encompassing senior executive, clinical, regulatory, and commercial functions.

In 2017, he joined Sofinnova as a Partner where he led investments for several clinical-stage companies. Previously, Dr. Colowick was Executive Vice President at Celgene Corporation and served in various leadership roles, including President for Celgene's Europe, Mid-East, and Africa regions and Senior Vice President of Global Medical Affairs. Before joining Celgene, he was the Chief Executive Officer at Gloucester Pharmaceuticals, Inc. where he led a private round of financing prior to the Company’s acquisition by Celgene in 2010. Dr. Colowick also served as the President of Oncology at Geron Corporation, and as Chief Medical Officer of Threshold Pharmaceuticals. Previously, he held numerous positions of increasing responsibility at Amgen culminating with his role as VP, Medical Affairs Europe.

Dr. Colowick also brings extensive Board experience. He currently serves on the Board of Directors for Personalis, Inc. and Xylocor Therapeutics, and recently served as Board Chairman at VelosBio (sold to Merck in 2020 for $2.75B), InCarda Therapeutics, and Principia Biopharma (sold to Sanofi in 2020 for $3.7B).

Prior to his career in the biopharma industry, Dr. Colowick attended Stanford University where he received his medical degree, and went on to receive a Masters in Public Health from Harvard University. He also completed specialty training in Hematology-Oncology at Harvard Medical School, as well as the Dana Farber Cancer Institute and Brigham and Women’s Hospital in Boston, USA. He also has a B.S. in Molecular Biology from the University of Colorado.

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm

Amendments of the Articles of Association

The Board of Directors proposes that you approve a change of AC Immune SA's compensation framework so that it corresponds to one used by most Swiss listed companies. This includes, among other things, that AC Immune SA's Annual General Meeting shall approve annually and separately the maximum aggregate amount of compensation of (i) the Board of Directors for the period until the next Annual General Meeting, and (ii) the Executive Committee for the following financial year, aligning the compensation system with the calendar year.

The Board of Directors further proposes to provide AC Immune SA with more flexibility as regards the maximum number of members which can be elected to the Board of Directors. It is thus proposed that the Articles of Association are amended so that additional members can be elected to the Board of Directors, exceeding the current maximum number of nine Directors, in cases where such additional election becomes necessary for AC Immune SA to meet nationality and residency requirements under Swiss and foreign laws.

The required amendments of the Articles of Association to be approved by you are set out under agenda item 2.

Your vote is important to AC Immune SA: please read carefully the Organizational Notes in Chapter III of this Invitation to ensure that your vote will be properly cast.

Sincerely

Dr. Doug Williams	Prof. Andrea Pfeifer

Chairman of the Board	CEO

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm

Kindly find hereafter the agenda items and proposals of the Board of Directors in connection with the extraordinary general meeting of AC Immune SA:

II. Agenda

1.	Election of Alan Colowick as Member of the Board of Directors

The Board of Directors proposes for a term until the end of the next Annual General Meeting the election of Alan Colowick as member of the Board of Directors.

2.	Amendments of the Articles of Association

In order to align the compensation system of AC Immune SA to a more common compensation framework which is in line with that of many Swiss listed companies and in order to meet the nationality/residency requirements of members of the Board Directors, if necessary, the Board of Directors proposes to amend article 8 lit. e), article 18 para. 1, article 20 para. 1 and article 41 para. 1 and lit. a) of the articles of association of AC Immune SA ("Articles of Association") as set out below, and to add a new article 18 para. 4, article 28 para. 3 and 4 and article 47 to the Articles of Association as set out below:

▪	Article 8 (Powers), lit. e), of the Articles of Association, as set out below:

“e)	to approve the aggregate amounts of compensation of the Board of Directors and the Executive Committee in accordance with Article 18 of the Articles of Association;”

« e)  approuver les montants globaux des rémunérations du conseil d'administration et du comité exécutif conformément à l'article 18 des statuts; »

The remaining paragraphs of article 8 of the Articles of Association remain unchanged.

▪	Article 18 (Votes on Compensation), paragraphs 1 and 4 of the Articles of Association, as set out below:

Paragraph 1:

“The General Meeting shall approve annually and separately the proposals of the Board of Directors in relation to the maximum aggregate amount of:

a)	compensation of the Board of Directors for the period until the next Ordinary General Meeting;

b)	compensation of the Executive Committee for the following financial year.”

« L'assemblée générale approuve annuellement et séparément les propositions du conseil d’administration relatives au montant global maximal de:

a)	la rémunération du conseil d'administration pour la période jusqu'à l'assemblée générale ordinaire suivante;

b)	la rémunération du comité exécutif pour l’exercice annuel suivant. »

Paragraph 4:

“The Board of Directors shall submit the compensation report to an advisory vote of the General Meeting.”

« Le conseil d'administration soumet le rapport de rémunération à un vote consultatif de l'assemblée générale. »

Paragraphs 2 and 3 of article 18 of the Articles of Association remain unchanged.

▪	Article 20 (Number of Members, Term of Office), paragraph 1 of the Articles of Association, as set out below:

“The Board of Directors shall consist of at least 3 and not more than 9 members. This maximum number may be exceeded if it is necessary to satisfy nationality and/or residency requirements under Swiss or foreign laws. The chairman and the members of the Board of Directors are individually elected by the General Meeting for a term of one year until the end of the next Ordinary General Meeting, provided that he/she does not resign or is not replaced during his term.”

« Le conseil d'administration se compose d'au minimum 3 et au maximum 9 membres. Ce nombre maximum pourra être dépassé s’il est nécessaire de satisfaire à des conditions de nationalités et/ou résidences selon le droit suisse ou étranger. Le président et les membres du conseil d'administration sont élus individuellement par l'assemblée générale pour un mandat d'un an jusqu'à la fin de la prochaine assemblée générale ordinaire, à condition qu'il/elle ne démissionne pas ou ne soit pas remplacé(e) durant son mandat. »

Paragraph 2 of article 20 of the Articles of Association remains unchanged.

▪	Article 28 (Compensation Committee), paragraphs 3 and 4 of the Articles of Association, as set out below:

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm

Paragraph 3:

“If there are vacancies on the Compensation Committee, the Board of Directors may appoint substitutes from amongst its members for the remaining term of office.”

« S'il y a des postes vacants au sein du comité de rémunération, le conseil d'administration peut désigner des substituts parmi ses membres pour la durée restante du terme de fonction. »

Paragraph 4:

“The Board of Directors shall elect a chairman of the Compensation Committee.”

« Le conseil d'administration élit un président du comité de rémunération. »

Paragraph 1 of article 28 of the Articles of Association remains unchanged.

▪	Article 41 (Option and Share Plans), paragraph 1 and lit. a) of the Articles of Association, as set out below:

“Under the Company's Option Plan, the Board of Directors, upon proposal of the Compensation Committee, allocates the participating members of the Executive Committee and the Board of Directors a fixed number of options or shares with a vesting after a period of at least one year (the vesting period). At the end of the vesting period, participants in the Option Plan are entitled to exercise the options granted against payment of the strike price. These options to acquire shares in the Company or the shares allocated are subject to the basic principles set out in the following:

a)	it is the sole discretion of the Board of Directors to decide whether to allocate options or shares and to whom and to determine the valuation of each compensation element on the basis of the principles that apply to the establishment of the compensation report;”

« En vertu du régime d'options de la société, le conseil d'administration, sur proposition du comité de rémunération, attribue aux membres participants du comité exécutif et du conseil d'administration un nombre fixe d'options ou d'actions avec une période de blocage d'une période d'au moins un an (la "Période de Blocage"). À la fin de la Période de Blocage, les participants au régime d'options sont habilités à exercer les options attribuées contre paiement du prix d'exercice. Ces options d'achat d'actions de la société ou d'actions attribuées sont soumises aux principes de base suivants:

a)	il relève de la libre appréciation du conseil d'administration de décider si des options ou actions sont attribuées et à qui et de déterminer l'évaluation de chaque élément de rémunération sur la base des principes qui s'appliquent à l'établissement du rapport de rémunération; »

Paragraph 1 lit. b) to lit. f) and paragraph 2 of article 41 of the Articles of Association remain unchanged.

▪	Addition of new section XI. “Transitional Provisions” in the Articles of Association, as set out below:

“XI. TRANSITIONAL PROVISIONS

Art. 47 Transitional Provisions concerning the Compensation of the Executive Committee

At the Ordinary General Meeting 2021, the shareholders shall vote, among other things, separately on the approval of the proposals of the Board of Directors in relation to (i) the maximum aggregate amount of compensation of the Executive Committee for the following financial year 2022 in accordance with the amended Articles 8 para. 1 lit. e) and 18 of the Articles of Association approved by the Extraordinary General Meeting held on 31 March 2021 and the Articles 33 and 35 of the Articles of Association, and (ii) the total maximum amount of compensation of the Executive Committee for

a)	the non-performance-related compensation of the Executive Committee for the 6-month period starting on 1 July 2021 to 31 December 2021;

b)	the variable compensation for the Executive Committee for the 12-month period starting on 1 January 2021 to 31 December 2021; and

c)	the grant of options or shares in the Company to the Executive Committee for the 6-month period starting on 1 July 2021 to 31 December 2021,

in accordance with Articles 18 para. 2 and 3, 33 as well as 35 of the Articles of Association.”

« XI. DISPOSITIONS TRANSITOIRES

Art. 47 Dispositions transitoires concernant la rémunération du comité exécutif

Lors de l'assemblée générale ordinaire 2021, les actionnaires votent, entre autres, séparément quant à l'approbation des propositions du conseil d'administration concernant (i) le montant global maximum de la rémunération du comité exécutif pour l'exercice suivant 2022 conformément aux articles 8, al. 1 let. e) et 18 des statuts approuvés par l'assemblée générale extraordinaire du 31 mars 2021 et les articles 33 et 35 des statuts, et (ii) le montant total maximum de la rémunération du comité exécutif pour

a)	la rémunération non liée à la performance du comité exécutif pour la période de 6 mois du 1er juillet 2021 au 31 décembre 2021;

b)	la rémunération variable pour le comité exécutif pour la période de 12 mois du 1er janvier 2021 au 31 décembre 2021;

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm

c)	l'octroi d'options ou d'actions de la société au comité exécutif pour la période de 6 mois du 1er juillet 2021 au 31 décembre 2021,

conformément aux articles 18 al. 2 et 3, ainsi que 33 et 35 des statuts. »

III.	Organizational Notes (including on measures due to Covid-19)

1. Coronavirus Restrictions

1.1 No “in-person” Meeting for Shareholders

The persisting situation surrounding the coronavirus (Covid-19) and the updated measures prescribed by the Swiss Federal Council to combat this infectious disease have prompted us to take the same legal steps for the Extraordinary General Meeting as we took for the Annual General Meeting 2020. Our primary goal is to protect the health of our shareholders and employees as far as possible.

Because of this special situation, we have decided to reduce the Extraordinary General Meeting to the mandatory part as stipulated by Swiss law and by the Company’s Articles of Association. We will hold a meeting with a minimal attendance to which shareholders will not be invited to attend in person, and only hold the necessary election and vote. In particular, the members of the Board of Directors and of the Executive Committee will not be available for discussion.

1.2. Voting via the Independent Proxy

Based on article 27 of the Swiss Federal Council's "Ordinance 3 on Measures to Combat the Coronavirus (COVID-19)" of 19 June 2020, as subsequently amended, the Board of Directors resolved that the shareholders can exercise their rights exclusively through the independent proxy Reymond & Associés, represented by Mr. Denis Cherpillod, Attorney at Law, Avenue de la Gare 1, case postale 7255, 1002 Lausanne, Switzerland. You can do so following the instructions in Section 4.2 below.

2. Eligibility to Vote

Shareholders registered in the share register maintained by our transfer agent, Computershare Trust Company N.A. (“Computershare”), up to and including 24 February 2021 at close of NASDAQ (“Record Date”) will be eligible to vote at the Extraordinary General Meeting. Shareholders selling their shares prior to the Extraordinary General Meeting are excluded from voting.

New shares acquired between 25 February 2021 and 31 March 2021 (at the opening of NASDAQ) will not give any corresponding voting rights for this Extraordinary General Meeting.

These restrictions on voting do not impact trading of AC Immune SA shares held by registered shareholders before, during or after the Extraordinary General Meeting.

3. Invitation and Ancillary Material

Shareholders who are registered with Computershare receive their Invitation to the Extraordinary General Meeting directly from Computershare. With their Invitation, these shareholders are receiving the means to vote electronically with the individual shareholder number (“QR Code”) and a personalized Proxy Card enabling them to give their voting instructions to the independent proxy. Section 4 below describes the voting process.

Shareholders who are “Beneficial Owners”, holding their AC Immune SA shares on 24 February 2021 through their broker or bank, are unknown to AC Immune SA or to Computershare. Their Invitation and material are issued by Computershare and channeled through their broker or bank. These shareholders should be able to vote on the portal of their bank or broker. If the receipt of the Invitation is delayed or impossible due to deficiencies in the postal delivery services, these shareholders may nevertheless access the Invitation and ancillary material for the Extraordinary General Meeting and download a generic proxy card on AC Immune SA's ’s website at

https://ir.acimmune.com/events/egm.

4. Voting (Instructions to Independent Proxy)

Shareholders can vote exclusively through the independent proxy prior to the Extraordinary General Meeting (see Section 1.2 of Chapter III above).

The independent proxy will be physically present at the Extraordinary General Meeting to vote on behalf of the shareholders who issued instructions to him.

4.1 Electronic-Voting

AC Immune SA recommends that shareholders do vote electronically through the Computershare portal with the individual shareholder number (“QR Code”) or, for “Beneficial Owners”, using the portal of their bank or broker. The independent proxy will receive the consolidated electronic instructions from shareholders, banks and brokers via Computershare.

Electronic voting instructions must be given no later than 29 March 2021 at 11:59 PM, US Eastern Standard Time.

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm

4.2 Use of Proxy Card

Shareholders who do not wish to vote electronically may give their written instructions to the independent proxy by sending him their filled and signed Proxy Card at the email address independentproxy@acimmune.com or at the postal address indicated in Section 1.2, for delivery no later than 31 March 2021 at 05:00 AM, US Eastern Standard Time.

Shareholders who are “Shareholders of Record” registered with Computershare until 24 February 2021 (“Record Date”) should use their nominal Proxy Card, with the individual shareholder number (“QR Code”). Shareholders who are “Beneficial Owners”, holding their AC Immune SA shares through their broker or bank, should use their nominal Proxy Card received from their bank or broker.

If for any reason shareholders have not received an Invitation or their Proxy Card, they may download a generic Proxy Card from the Company’s website at: https://ir.acimmune.com/events/egm

Once received by the independent proxy, voting instructions may not be changed by shareholders.

Shareholders who are “Beneficial Owners” on 24 February 2021 will be requested to attach to their signed Proxy Card (i) a declaration of honor, confirming that they have not instructed the independent proxy electronically, and (ii) a bank statement establishing the number of shares in their nominal ownership.

Should the independent proxy receive voting instructions from shareholders both electronically and in writing, only the electronic instructions will be taken into account.

IV. Legal Notice

Per AC Immune SA's Articles of Association, the official Invitation to the Extraordinary General Meeting will be published in the Swiss Official Gazette of Commerce (“SOGC”) on or before 10 March 2021. Concurrently with the publication in the SOGC, AC Immune SA's webpage “Investors/Extraordinary General Meeting 2021” on https://ir.acimmune.com/events/egm will display a copy of the publication and provide a link to the publication as soon as it is released in the SOGC.

Ecublens, AC Immune SA

On behalf of the Board of Directors

Dr. Douglas Williams, Chairman of the Board of Directors

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm

V. Frequently Asked Questions (FAQ)

1.	Definitions

1.1	What is the “EGM”? It stands for AC Immune SA’s Extraordinary General Meeting, which is taking place on 31 March 2021, at 2 PM (Central European Time) at AC Immune SA’s premises in Lausanne, Switzerland.

1.2	What is a “Shareholder of Record”? A shareholder of AC Immune SA whose shares are currently registered in such shareholder’s name with Computershare.

1.3	What is a “Beneficial Owner”? A shareholder whose shares of AC Immune SA are currently registered in the name of a bank or brokerage firm (acting as the Beneficial Owner’s record holder).

1.4	What is the “Record Date”? 24 February 2021 at close of NASDAQ.

2.	Shareholders’ eligibility to vote

2.1	I am a registered shareholder (whether as Shareholder of Record or as Beneficial Owner) on the Record Date: can I vote at the EGM? Yes, if you still hold your AC Immune SA shares on the date of the EGM.

2.2	I have purchased AC Immune SA shares between the Record Date and the date of the EGM: can I vote at the EGM? No.

3.	Invitation to EGM

3.1	How do I receive my personalized Invitation to the EGM? If you are a Shareholder of Record, you should receive your Invitation to the EGM directly from Computershare via email around 26 February 2021. If you are a Beneficial Owner, Computershare will send your Invitation to your bank or broker via email or post (if you opted-out of email correspondence in your bank or broker’s system).

3.2	I have not received a personalized Invitation: how can I procure an Invitation and how can I vote? A non-personalized Invitation and all documentation (including a generic proxy card) may be downloaded from AC Immune SA's website (https://ir.acimmune.com/events/egm). The official Invitation with the agenda items and the proposals of the Board of Directors is published in the Swiss Official Gazette of Commerce on or before 10 March 2021

(https://shab.ch/#!/gazette), a link which will be provided on AC Immune's website.

4.	Voting

4.1	How can I vote? Each of your AC Immune SA shares gives you one vote at the EGM. Due to persisting situation surrounding the coronavirus (Covid-19), the EGM will not be held as an “in-person” meeting among the shareholders. You will have to exercise your votes through the independent proxy, who will be present at the EGM and vote on your behalf on the basis of instructions that you have given to him either electronically or by using the Proxy Card.

4.2	How can I vote electronically? We recommend that you give your instructions to the independent proxy electronically:

▪	If you are a Shareholder of Record you can vote through the Computershare portal using your unique voting code provided to you by Computershare.

▪	If you are a Beneficial Owner, you will have to follow the instructions of your bank or broker on the use of their portal or other digital means (such as, potentially, phone instructions).

The independent proxy will receive the consolidated electronic instructions from all shareholders and vote accordingly at the EGM.

4.3	Where do I find my individual shareholder number (“QR Code”)? Shareholders of Record receive their individual shareholder number (“QR Code”) from Computershare on their Proxy Card. Beneficial Owners receive their unique identification code from their bank or broker with the Invitation and material.

4.4	What is the use of the Proxy Card? The individualized Proxy Card which is received with the Invitation is an alternative to electronic voting: it needs to be completed, signed and sent to the independent proxy, together with the supporting documentation (if you are a Beneficial Owner) to the email address of the independent proxy independentproxy@acimmune.com or to his postal address: Reymond & Associés, represented by Mr. Denis Cherpillod, Attorney at Law, Avenue de la Gare 1, case postale 7255, 1002 Lausanne, Switzerland.

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm

4.5	What is the Supporting Documentation? If you are a Beneficial Owner and are not voting electronically, this documentation must be provided in support of the Proxy Card to the independent proxy, and consists of:

▪	A signed declaration of honor by which you confirm that you have not voted electronically. A model can be downloaded from AC Immune SA's website (https://ir.acimmune.com/events/egm).

▪	A bank or broker statement confirming the number of AC Immune SA shares held by you.

The supporting documentation has to be sent to the independent proxy with the Proxy Card as described in the Answer 4.4 above.

4.6	What is my deadline for voting? You have to issue your instructions to the independent proxy:

▪	if you vote electronically, on or before 29 March 2021 at 11:59 PM US Eastern Standard Time; or

▪	if you vote by Proxy Card, your Proxy Card and supporting documentation must be received by the independent proxy before 31 March 2021 at 05:00 AM US Eastern Standard Time.

4.7	I have not received a personalized Proxy Card or lost my Proxy Card: how can I vote? If you are a Shareholder of Record you should contact Computershare to obtain your unique voting code and duplicate Proxy Card. If you are a Beneficial Owner, you should contact your bank or broker to enquire on your available means of voting. In any case, you can download a generic proxy card from AC Immune SA's website at https://ir.acimmune.com/events/egm, complete it out and send it to the independent proxy with the Supporting Documentation as described in Answers 4.4 and 4.5.

5.	The EGM

5.1	Will the EGM take place as a physical meeting? Yes, the EGM will be held as a physical meeting but due to the persisting situation surrounding the coronavirus (Covid-19), without the shareholders being physically present. At minimum, the Chairman of the Board of Directors or his substitute, the CEO, the independent proxy, the notary and the secretary of the EGM will be in physical attendance at the EGM.

5.2	Can I vote in “real-time” at the EGM? No, instructions may only be given to the independent proxy before the EGM, all as detailed in the Answers in Section 4 above.

5.3	How can I vote on motions which are amended during the EGM or on new motions proposed? On the electronic portal or on the Proxy Card, you may give a general instruction to the independent proxy to vote in favor of the motions as proposed by the Board of Directors, to oppose such motions, or to abstain.

5.4	Will the EGM be recorded or broadcasted? No, due to the technical challenges, the Board of Directors has decided that the EGM will not be recorded or broadcast.

* * * * *

Contact information: AC Immune SA, Investor Relations, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland,

Tel: +41 21 345 91 22 | Email: egm@acimmune.com | Visit our Webpage: https://ir.acimmune.com/events/egm